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WASHINGTON, D.C.

17 Decem[redacted]

02060788

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

RECD S.E.C.
DEC 3 0 2002
1086

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group adopts a code of conduct. Independence of two directors in light of the new provisions in the Self-Regulatory Code confirmed
- Press Release: Syndicated Euro 31- Million Credit Facility granted to Interpump Group for new acquisitions

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

PRESS RELEASE

SYNDICATED € 31-MILLION CREDIT FACILITY GRANTED TO INTERPUMP GROUP FOR NEW ACQUISITIONS

The financing package has been structured and organised by Banca Aletti, with Banco Popolare di Verona e Novara, Bipop Carire and Banca Agricola Mantovana

In the last five years (1998-2002) the Interpump Group has made 10 acquisitions in Italy and abroad for a total of € 169 million

Milan, 17th December 2002 – Interpump Group S.p.A. announces it has signed a medium-term financing contract for a total of **€ 31 million**. The financing package has been structured and organised by Banca Aletti, the Banco Popolare di Verona e Novara Group's Private & Investment bank, besides Banco Popolare di Verona e Novara as the lead manager, Bipop Carire and Banca Agricola Mantovana.

The loan has a term of **18 months**. This is the fourth major operation assigned by Interpump to the Banca Popolare di Verona e Novara Group following the ITL 200-bln package in 1997, the ITL 80-bln operation in 1999 and the last operation, € 60 million, announced on January 2002. The funds borrowed are earmarked for acquisition of new investments in market segments complementary to the sectors where the Interpump Group holds leadership.

The Interpump Group, a company listed in the STAR (quality small/medium caps) segment of the Milan Stock Exchange, is leader in the sectors of high-pressure pumps, oleodynamic power take-offs, and professional cleaning equipment. For the year 2002 Interpump Group expects net revenues around 485 million euros, up to 13,8% on the 426 million euros recorded for the previous year. In the last five years (1998-2002) the Interpump Group has grown constantly, with 14,4% CAGR, equally split into internal and external growth.
In the same period the Interpump Group has completed 10 acquisitions in Italy and abroad, for a total value of € 169 million.

The Interpump Group's Chief Executive Officer, Mr. Giovanni Cavallini, stated: *"The entity of resources made available for our development confirms the credibility enjoyed by the company in the market and vis-à-vis the banking industry. Our positive relationship with the Banca Popolare di Verona e Novara Group has once again held good on this occasion, thanks to counterparts particularly sensitive to matters of innovative corporate finance"*.

Mr Maurizio Faroni, Private and Finance Division Manager, Banco Popolare di Verona e Novara and Chief Executive Officer of Banca Aletti, stated his satisfaction for the concluded operation and said that *"the collaboration that Banca Aletti deserves to Interpump Group, a company we have a firm relationship with, is spanning from investment bank to equity counselling, a sector in which we are specialist on the Interpump stock. This 360° support offered to Interpump Group represents a positive example of the collaboration we can offer to those companies which, as Interpump Group, feature entrepreneurial capacity and vivacity"*.

For further information please contact: Moccagatta Associati -
Tel.++39-02/86451419 Fax ++39-02/86452082

PRESS RELEASE

INTERPUMP GROUP ADOPTS A CODE OF CONDUCT

Independence of two directors in light of the new provisions in the Self-Regulatory Code confirmed

Sant'Ilario d'Enza, 28 November 2002 - Interpump Group announces that it has adopted a Code of Conduct for its market information and transactions involving issued securities. The Code was approved by the Board of Directors' Meeting of 13 November 2002 and will become effective as of 1st January 2003.

In detail, pursuant to the Code, among other things, "relevant persons" – mainly including directors, statutory auditors, the Parent company and subholding company chief executive, and officers of centralized Parent company functions – must inform the Company of any kind of transaction executed involving financial instruments issued by Interpump Group S.p.A. on a rolling three-month basis whenever the accumulated amount exceeds 50,000 euro.
Should the accumulated amount exceed 250,000 euro, notice must be given within the second stock market trading day after that amount has been exceeded. Interpump Group S.p.A. will inform the market of transactions executed by relevant persons according to the terms established in the Regulations of Borsa Italiana S.p.A..

In addition, the Code of Conduct requires that relevant persons may not execute transactions involving financial instruments issued by Interpump Group S.p.A.:

- ten working days before Board of Directors' Meetings of Interpump Group S.p.A. in which mandatory periodical and draft financial reports are examined as well as dividend pay-out proposals to be made to the Shareholders' Meeting;
- before market announcements of extraordinary transactions if they have knowledge of them;
- whenever they come into possession of inside information concerning significant facts and events capable of leading to significant changes in the Interpump Group's operating and financial outlook and capital standing, and which, if made public, would significantly influence the price of the Company's listed financial instruments.

In addition, all the main foreseeable special circumstances concerning market information are subject to regulations.

The Interpump Group Code of Conduct will be published on its Internet site www.interpumpgroup.it. The adoption of the Code of Conduct represents another step forward towards the international best practice corporate governance models on which Interpump Group S.p.A. has long focused its attention and which have inspired all the major decisions affecting the Company.

During the same Meeting, the Board of Directors evaluated the independence of the two directors Mr. Marco Reboa and Mr. Pierleone Ottolenghi. Based on the information provided by these two officers, the Board of Directors confirmed that they meet the requirements for independence also in light of the new provisions in the Self-Regulatory Code issued with the sponsorship of Borsa Italiana S.p.A..

For further information:
Moccagatta Associati
Tel. 02/86451419 Fax 02/86452082

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.077.840 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 -
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350